WITS BASIN PRECIOUS MINERALS INC.
80 South 8th Street, Suite 900
Minneapolis, MN 55402-8773

April 16, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Wits Basin Precious Minerals Inc.
Withdrawal of Registration Statement on Form SB-2 (File No. 333-135765)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Wits Basin Precious Minerals Inc. hereby requests the withdrawal of its registration statement on Form SB-2 (File No. 333-135765) together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective at the earliest practicable date. The Registration Statement was initially filed on July 14, 2006 and amended on August 24, 2006 and October 13, 2006, and has not been declared effective. No securities were sold in connection with the offering contemplated in the Registration Statement. Wits Basin anticipates filing a new registration statement with updated disclosures in accordance with the revised SEC disclosure rules.

If the Commission has any questions, please contact the undersigned at (612) 349-5277.

Very truly
/s/ Mark D. Dacko
Mark D. Dacko
Chief Financial Officer and Secretary